UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

(Final Amendment)

Harris Interactive Inc.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

414549105

(CUSIP Number)

Cédric de Bailliencourt Tour Bolloré 31/32 quai de Dion Bouton 92800 Puteaux, France Telephone: (33) 1 46 96 48 97 Telefax: (33) 1 46 96 48 76	Frank Zarb Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 400 South Washington, DC 20004-2533 Telephone: (202) 416-6800 Telefax: (202) 416-6899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP NO. 414549105	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS. Vincent Bolloré
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP NO. 414549105	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS. Financière de Sainte-Marine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 11 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, originally filed on April 20, 2007, as amended and supplemented by Amendment No. 1 to Statement on Schedule 13D, filed on August 13, 2007, and as further amended and supplemented by Amendment No. 2 to Statement on Schedule 13D, filed on November 7, 2007, and as further amended and supplemented by Amendment No. 3 to Statement on Schedule 13D, filed on November 20, 2007, and as further amended and supplemented by Amendment No. 4 to Statement on Schedule 13D, filed on December 18, 2007, and as further amended and supplemented by Amendment No. 5 to Statement on Schedule 13D, filed on February 20, 2008, and as further amended and supplemented by Amendment No. 6 to Statement on Schedule 13D, filed on September 5, 2008, and as further amended and supplemented by Amendment No. 7 on Statement on Schedule 13D, filed on September 22, 2008, and as further amended and supplemented by Amendment No. 8 on Statement on Schedule 13D, filed on September 24, 2008, and as further amended and supplemented by Amendment No. 9 on Statement on Schedule 13D, filed on January 8, 2009, and as further amended and supplemented by Amendment No. 10 on Statement on Schedule 13D, filed on November 16, 2012 and relates to the common shares, par value $0.001 per share (the “Common Shares”), of Harris Interactive Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 60 Corporate Woods, Rochester, NY 14623.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On November 25, 2013, Nielsen Holdings N.V. (“Nielsen”), Prime Acquisition Corp., a wholly owned subsidiary of Nielsen (the “Purchaser”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”).

On December 10, 2013, pursuant to the Merger Agreement, Nielsen and the Purchaser launched a tender offer for all Common Shares of the Issuer. On January 29, 2014, the Reporting Persons tendered 8,036,025 Common Shares, representing all Common Shares beneficially owned by the Reporting Persons, in the tender offer. On February 3, 2014, Nielsen and the Purchaser accepted the Common Shares tendered by the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) is hereby replaced and superseded in its entirety by the following description:

(a)	As a result of the tender described in Item 4, the Reporting Persons no longer beneficially own any Common Shares of the Issuer.

(b)	As a result of the tender described in Item 4, the Reporting Persons no longer beneficially own any Common Shares of the Issuer.

(c)	On January 29, 2014, the Reporting Persons tendered 8,036,025 Common Shares to the Purchaser pursuant to a tender offer by the Purchaser and Nielsen for all Common Shares of the Issuer. The Purchaser and Nielsen accepted the tendered Common Shares on February 3, 2014. The Reporting Persons received $2.04 per Common Share.

(e)	On February 3, 2014, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Exhibit Description

Exhibit 1	Information Concerning Reporting Persons and the President of Financière de Sainte-Marine.

Exhibit 24.1	Joint Filing Agreement and Power of Attorney, dated January 5, 2009, filed as Exhibit 24.1 to Amendment to Statement on Form 3 filed on January 8, 2009, and incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 5, 2014

VINCENT BOLLORÉ

By	/s/ Cédric de Bailliencourt
Name:	Cédric de Bailliencourt
Title:	Attorney-in-fact

FINANCIÈRE DE SAINTE-MARINE

By	/s/ Cédric de Bailliencourt
Name:	Cédric de Bailliencourt
Title:	Attorney-in-fact

*	Duly authorized under the Joint Filing Agreement and Power of Attorney, dated January 5, 2009, appointing Cédric de Bailliencourt and Gilles Alix agents and attorneys-in-fact, by and between Mr. Vincent Bolloré and Financière de Sainte-Marine, filed as Exhibit 24.1 to Amendment to Statement on Form 3 filed on January 8, 2009 and incorporated herein by reference.

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INDEX OF EXHIBITS

Exhibit No.	Exhibit Description

Exhibit 1	Information Concerning Reporting Persons and the President of Financière de Sainte-Marine.

Exhibit 24.1	Joint Filing Agreement and Power of Attorney, dated January 5, 2009, filed as Exhibit 24.1 to Amendment to Statement on Form 3 filed on January 8, 2009, and incorporated herein by reference.

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